SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K





                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934







                       Polska Telefonia Cyfrowa Sp. z o.o.

             (Exact Name of Registrant as Specified in Its Charter)

                      Al. Jerozolimskie 181, 02-222 Warsaw

                    (Address of Principal Executive Offices)

                                     Poland





Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            X                      Form 40-F
         ---------------------------                 ---------------------------

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                         No           X
   ---------------------------------           ------------------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A



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Press Release


             Mr. Wojciech P(3)oski, Director of Strategy, Marketing
                    and Sales Leaves Polska Telefonia Cyfrowa

Warsaw, Poland - January 31, 2002 - Polska Telefonia Cyfrowa Sp. z o.o. (PTC), (www.era.pl) the leading Polish wireless provider of nationwide dual band GSM 900 & GSM 1800 services, and holder of the UMTS license, today announced that Wojciech P(3)oski, Director of Strategy, Marketing and Sales, will be stepping down his responsibilities at the Company effective January 31, 2002. A search for his replacement has begun.

Mr. P(3)oski was promoted to the position of Director of Strategy, Marketing and Sales in March 2000. Mr. P(3)oski decided to leave Polska Telefonia Cyfrowa due to personal reasons. His resignation was accepted by the Supervisory Board on January 31, 2002.

"During his nearly six years of service, first as a manager and later as a Board Member, Wojciech has made significant contributions to PTC," said Bogus(3)aw Ku(3)akowski, CEO and Chairman of the Board. "We wish him well in his future endeavors."



Operating under the brand name of ERA, Polska Telefonia Cyfrowa provides the total range of basic and expanded wireless telephone services over an all-digital network. For more information, please see the www.era.pl. pages on the Internet.



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For further information contact:



Malgorzata Zelezinska                     Alexander Fudukidis
IR Manager                                Global Corporate Relations
Telephone: (+48) 22 413 3275              Telephone: (+1) 212 262 6103
Mobile: (+48) 602 20 3275                 Mobile: (+1) 646 258 2071
Fax: (+48) 22 413 6235                    Fax: (+1) 212 262 6115
mzelezinska@era.pl                        fudukidisa@msn.com
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SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.

(Registrant)




By: /s/ Boguslaw Kulakowski

Boguslaw Kulakowski, Director General




By: /s/ Wilhelm Stueckemann

Wilhelm Stueckemann, Director of Network Operations




By: /s/ Jonathan Eastick

Director of Finance




January 31,  2002


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